Exhibit 99.1

FCA announces details on expected distribution of ownership in Gruppo Editoriale GEDI

Fiat Chrysler Automobiles N.V. (FCA) (NYSE: FCAU / MTA: FCA) confirmed that the previously announced distribution of the shares in GEDI Gruppo Editoriale S.p.A. (GEDI) received through the combination of Itedi S.p.A. (in which FCA has been a shareholder) and GEDI is expected to be effected through several transactions the last of which is expected to be completed on July 2, 2017. Certain shareholders that are not eligible to receive GEDI shares in the distribution will instead receive the cash proceeds from the sale of GEDI shares to which they otherwise would be entitled. Subject to completion of such transactions as contemplated, the record date for the distribution with respect to FCA common shares held through participants in the Monte Titoli system is expected to be July 4, 2017 and with respect to FCA common shares held through direct participants in the DTC system is expected to be July 6, 2017, which accounts for the different standard settlement periods as well as different trading days in the different primary markets.
GEDI Shares will not be delivered in the United States or to U.S. persons as part of the distribution. All GEDI Shares that would otherwise be delivered into the United States or to a U.S. person will be sold along with any GEDI shares that would otherwise be delivered to any holder that does not have an account with Monte Titoli to which GEDI shares may be credited as contemplated below. The proceeds of such sales, after any expenses, will be delivered to holders pro rata according to their respective entitlements.
FCA shareholders that hold FCA common shares through intermediaries that are participants in the DTC clearing system and that do not make arrangements for delivery of GEDI ordinary shares as previously communicated will have their entitlements to GEDI ordinary shares aggregated and sold on the open market; the net proceeds after completing all such sales will be paid pro rata in cash to the holders of FCA common shares entitled thereto after conversion of any amount received in any other currency into US dollars.
Any FCA shareholders entitled to receive cash proceeds from such sales in lieu of GEDI ordinary shares, will receive such payment upon conclusion of the above described sale process which will be carried out in accordance with Italian stock market regulation over a time period that cannot currently be predicted. In particular, due to the relatively limited trading volume in GEDI ordinary shares, such FCA shareholders may receive such cash proceeds significantly later than the settlement dates described above. Any fractional entitlements will also be aggregated and sold in the manner described above and the net cash proceeds distributed pro rata to the holders of FCA common shares that would otherwise have been entitled to fractional GEDI ordinary shares.
Shareholders are encouraged to consult their financial, tax and legal advisors as to the consequences to them of the distribution. Additional information related to the distribution of the GEDI ordinary shares to FCA shareholders has been made available on the investor relations page of the FCA website at http://www.fcagroup.com/en-US/investor_relations.

London, June 30, 2017

This press release contains forward-looking statements. These statements are based on the FCA group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the FCA group’s control.

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com